Exhibit 4.3

CERTIFICATE OF DESIGNATION
PREFERENCES AND RIGHTS OF
SERIES B PREFERRED STOCK OF
XERIANT INC.

PURSUANT TO THE PROVISIONS OF SECTION NRS 78.1955 OF THE NEVADA GENERAL CORPORATION LAW

Xeriant, Inc., a Nevada Corporation (the "Corporation"), DOES HEREBY CERTIFY:

Pursuant to authority expressly granted and vested in the Board or Directors of the Corporation by the provisions of the Corporation's Certificate of Incorporation, as amended, the Board of Directors adopted the following resolution on February 22, 2021 authorizing 1,000,000 shares, par value $0.00001 series of the Corporation's Series B Preferred Stock (the "Series B Preferred Stock") out or the Corporation's previously authorized 100,000,000 shares of preferred stock, $0.00001 par value per share, providing for the designations, preferences and relative, participating, optional or other rights, and the qualifications, limitations or restrictions thereof, of the shares of Series B Preferred Stock of the Corporation;

RESOLVED; That pursuant to the authority vested in the Board of Directors of the Corporation by the Corporation's Certificate of Incorporation (the "Certificate of Incorporation") as amended, the Series B Preferred Stock is created out or the 100,000,000 authorized but unissued shares of the capital preferred stock of the Corporation, such Series B Preferred Stock, to consist of 1,000,000 shares, $0.00001 par value per share, which shall have the following preferences, powers, designations, and other special rights;

1. Voting. Holders of the Series B Preferred Stock voting as a separate class shall vote together with the holders of the Common Stock of the Corporation as a single class on all matters submitted to a vote of stockholders, with each share of Series B Preferred Stock entitled to 5,000 votes, and shall be entitled to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation. The holders of the Series B Preferred Stock shall be permitted to vote their shares pursuant to written consent in the manner provide to holders of shares of Common Stock in accordance with the General Corporation Law of the State of Nevada and the Certificate of Incorporation and Bylaws of the Corporation.

2. Liquidation Preference. The holders of the Series B Preferred Stock shall not be entitled to any liquidation preference.

3. Vote to Change the Terms of or Issue Series B Preferred Stock. The affirmative vote at a meeting duly called for such purpose, or the written consent without a meeting, of the holders of not less than fifty-one percent (51%) of the then outstanding shares of Series B Preferred Stock shall be required for (i) any change to the Corporation's Certificate of Incorporation or this Certificate of Designation that would amend, alter, change or repeal any of the preferences, limitations or relative rights of the Series B Preferred Stock, or (ii) any issuance of additional shares of Series B Preferred Stock.

4. Record Owner. The Corporation may deem the person in whose name shares of Series B Preferred Stock shall be registered upon the registry books of the Corporation to be, and may treat him as, the absolute owner of the Series B Preferred Stock for all purposes, and the Corporation shall not be affected by any notice to the contrary.

IN WITNESS WHEREOF, Keith Duffy, Chief Executive Officer and Secretary of the Corporation, under penalties of perjury, does hereby declare and certify that this is the act and deed of the Corporation and the facts stated herein are true and accordingly has signed this Certificate of designations on February 22, 2021.

Keith Duffy
Chief Executive Officer and Secretary